Exhibit 3(ii) Amendments to Bylaws

At the Board of Directors meeting on November 16, 2016, the following amendments were made to the Company’s Bylaws:

Section 4.5 - Maximum Age
No person shall be eligible to serve as a Director “beyond the Annual Shareholder Meeting if he/she is seventy-two (72) years of age.”

This was changed from - “beyond December 31 in the year that he/she turns seventy (70) years of age.”

Section 4.11 - Compensation of Directors
Directors shall receive such reasonable compensation for meetings actually attended as from time to time shall be determined by the Board, and Directors may be reimbursed for reasonable expenses actually incurred while engaged in the business of the Company. Until the Director owns a minimum of 5,000 shares of FNLC stock, “75% of that Director’s” director fees will be paid through shares issued under the Company’s Employee Stock Purchase Plan.

Removed 75% “of the net after taxes” of that Director’s director fees

Section 5.1 - Offices to be Filled, Election, Oath, Compensation, Vacancies, Bonds
Compensation of officers shall be fixed by the “Compensation Committee.”

This was changed from the “Board.”

Section 5.3 - Executive Vice President
The Board may (but shall not be required to) elect one or more Executive Vice Presidents who shall perform such duties as may be specifically designated by the President or by the Board. In the case of death, absence or disability of the President, the Board “shall implement the previously approved succession plan.”

This was changed from “shall appoint an Executive Vice President to act in the President’s stead.”